Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

July 1, 2013

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Control4 Corporation
Confidential Draft Registration Statement on Form S-1
Submitted May 23, 2013
CIK No. 0001259515

Dear Mr. Mancuso:

        This letter is submitted on behalf of Control4 Corporation (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Confidential Draft Registration Statement on Form S-1 submitted on May 23, 2013 (the "Draft Registration Statement"), as set forth in your letter dated June 3, 2013 addressed to Martin Plaehn, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing a Registration Statement (the "Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to filing this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

        Furthermore, in response to the Staff's prior comment #8 in its letter dated February 27, 2013, the Company is supplementally providing to the Staff with this filing a copy of the materials presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

We have entered into several strategic arrangements, page 17

1.
As a result of your revisions in response to prior comment 2, you no longer provide investors information to understand what arrangements you have that generate this risk. Please revise accordingly, and address the issues mentioned in prior comment 2 as appropriate. Also, if your agreement with Cisco is immaterial, please revise your disclosure on page 112 so that investors understand its scope and duration and can draw appropriate conclusions regarding its immateriality.

  RESPONSE: In response to the Staff's comment, the Company has revised pages 17 and 18 of the Registration Statement to revise the risk factor to clarify the risk regarding the Company's strategic relationships. Furthermore, the Company has revised page 113 of the Registration Statement to disclose the duration, renewal and termination provisions of the Company's agreement with Cisco Systems, Inc.

If security breaches in connection with the delivery of our services, page 32

2.
Please tell us why you do not explain in this risk factor any security issues associated with port forwarding.

  RESPONSE: In response to the Staff's comment, the Company has revised pages 32 and 33 of the Registration Statement to disclose the risks associated with port forwarding.

Products, page 84

3.
We note your reference to the favorable sales mix in your revisions on page 55. Please update the second paragraph of your response 10 in your letter to us dated April 5, 2013.

  RESPONSE: In response to the Staff's comment, the Company has revised page 55 of the Registration Statement to clarify that the increase in gross margin, as a percentage of revenue, was partially due to higher sales of third-party products sold through the Company's online distribution platform. As disclosed on page F-10 of the Registration Statement, the Company recognizes revenue net of cost of revenue for third-party products sold through the Company's online distribution platform and, therefore, sales of third-party products sold through the Company's online distribution platform have a higher gross margin, as a percentage of revenue, than sales of the Company's products. The Company advises the Staff that revenue generated from the sales of third-party products sold through the Company's online distribution platform was less than $50,000 in the three months ended March 31, 2012 and was less than $500,000 in the three months ended March 31, 2013.

  The Company respectfully advises the Staff that sales of these third-party products began late in the first quarter of 2012 and, therefore, the positive impact on the gross margin, as a percentage of revenue, for the three months ended March 31, 2013 when compared to the three months ended March 31, 2012 was more significant than it is expected to be in future periods. The Company will continue to monitor the impact of sales of third-party products sold through the Company's online distribution platform and, if there is a foreseen trend, will disclose such information to investors as a known trend.

Description of Capital Stock, page 117

4.
Please explain in this section—or elsewhere in your prospectus as appropriate—the effect of the second paragraph of Article IV of exhibit 3.2.

  RESPONSE: In response to the Staff's comment, the Company has revised page 119 of the Registration Statement to describe the second paragraph of Article IV of Exhibit 3.2 to the Registration Statement and to disclose the implications of such provision.

Anti-Takeover Effects, page 119

5.
Please expand your disclosure to explain the 75% voting provisions in the last paragraph of Article VI and Article IX of exhibit 3.2.

  RESPONSE: In response to the Staff's comment, the Company has revised page 122 of the Registration Statement to disclose the provisions of the last paragraphs of Article VI and Article IX of Exhibit 3.2 to the Registration Statement.

Lock-Up Agreements, page 122

6.
Please explain in your prospectus the exemptions from the lock-up mentioned in exhibit 1.1.

  RESPONSE: In response to the Staff's comment, the Company has revised page 125 of the Registration Statement to disclose the exceptions from the lock-up agreement with the underwriters of this offering.

Exhibits

7.
We note your response to prior comment 5; however, if a writing is attached to the agreement, the attachment should be included with the exhibit unless you follow the procedures in Rule 406. We note the reference to a missing attachment in Schedule H of Exhibit 10.10.

  RESPONSE: In response to the Staff's comment, the Company has re-filed the agreement with Lite-On Electronic Company Ltd. dated December 3, 2010 (the "Agreement") with the attachments referred to in Schedule H of the Agreement. The Company advises the Staff that no additional attachments were attached to the Agreement, and that the Agreement, as filed with the Registration Statement, is the full and complete executed version of the Agreement.

8.
Please file the missing attachments to exhibit 1.1.

  RESPONSE: In response to the Staff's comment, the Company has re-filed Exhibit 1.1 of the Registration Statement with all exhibits.

Exhibit 3.2- Form of Amended and Restated Certificate of Incorporation

9.
We note your forum selection clause in your charter. We understand that several lawsuits have challenged the validity of choice of forum provisions in certificates of incorporation. In an appropriate section of your prospectus, please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

  RESPONSE: In response to the Staff's comment, the Company has revised page 120 of the Registration Statement to disclose that it is possible that the choice of forum clause is inapplicable or unenforceable.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,
/s/ RICHARD A. KLINE
Richard A. Kline
cc:
Sally Brammell, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Gary Todd, Securities and Exchange Commission
Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP